September 26, 2006

Mr. Hugh Fuller

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 0511

Washington, D.C. 20549

RE:	Grant Enterprises, Inc. Amendment No. 4 to Form SB-2 Filed August 8, 2006 Registration No. 333-127259

Dear Mr. Fuller:

We represent Grant Enterprises, Inc. (“Grant” or the “Company”). We are in receipt of your letter dated September 1, 2006 regarding the above referenced filing and the following are the Company’s responses thereto:

Amendment No. 4 to Form SB-2

1.	Please revise your filing to include updated financial statements and related disclosures and consents. See Item 310(g) of Regulation S-B.

ANSWER: This amendment to the Form SB-2 includes financial statements and related disclosures and consents in accord with Item 310(g) of Regulation S-B.

About Our Company, page 1

2.

Throughout the registration statement, you discuss revenues derived from chair vending and chair sales. Please include disclosure in this section as to the difference between the “sales” versus the “vending” of your Kinjoy chairs.

ANSWER: This section of the registration statement has been amended to disclose the difference between the sales versus the vending of the Kinjoy chairs.

3.

Please update the disclosure in the second paragraph relating to revenues, expenses and net income to provide disclosure as of the latest fiscal year end and quarter end. Please ensure that the numbers reported in this section are consistent with your financial statements. For example, we note that even as disclosed, the $2,795 net loss for the year ended December 31, 2004 is not consistent with the reported net loss of $27,412 for that same period, as found on page F-3.

ANSWER: This section of the registration statement has been updated to disclose financial information as of the latest fiscal year end and quarter end.

Management Discussion and Analysis

Overview, page 14

4.

We note your response to prior comment 2. We also note your statement in the Results of Operations section that the approximately 49% decrease in gross revenues from the period ended March 31, 2005 to the period ended March 31, 2006 “is related to a decrease in the sale of chairs as well as a decrease in vending sales.” In light of this, please tell us whether the following statement continues to be applicable: “Although the sale of Chairs has declined due to competition [,] the revenues from vending remain steady.” Please revise as appropriate.

ANSWER:	This section of the registration statement has been revised as appropriate.

Results of Operations

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005 Cost of Services, page 14

5.

We note your revised disclosure in response to prior comment number 3 and we reissue and clarify a portion of the comment. The balances discussed in the last sentence of this section still appear to be your gross profit balances not your cost of services balances. Revise your disclosure as appropriate.

ANSWER: This section of the registration statement has been revised as appropriate and has been updated for current financial information.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004 Net Income, page 15

6.

Your disclosure describes the reason that net income decreased; however, your net income (loss) actually improved in fiscal year 2005. Revise to discuss the reasons net loss decreased from the Year Ended December 31, 2004 to December 31, 2005.

ANSWER: This section of the registration statement has been revised to disclose the reasons net loss decreased.

Plan of Operation, page 15

7.

Please update your reference to September 30, 2005 working capital balance to a more recent date. Please ensure that all information, especially financial information, is updated to reflect disclosure as of the period required by Item 310(g) of Regulation S-B.

ANSWER: This section of the registration statement has been revised to reflect disclosure as of the period required by Item 310 (g) of Regulation S-B.

Capital Resources and Liquidity, page 16

8.

We note your revised disclosure in response to prior comment number 6 and we reissue and clarify this comment. Your disclosure still refers to your September 31, 2005 cash, current assets and current liabilities balances. Revise to disclose balances relevant to your most recent periodic filing included in your registration statement.

ANSWER: This section of the registration statement has been revised to disclose balances to the Company’s most recent periodic filing.

Available Information, page 18

9.	Please note that our address has changed to 100 F St., N.E., Washington, DC 20549. Please revise.

ANSWER: The registration statement has been revised to disclose that the current address is 100 F St., N.E., Washington, DC 20549.

Consolidated Financial Statements as of and for the Year Ended December 31, 2005 and December 31, 2004

Consolidated Balance Sheets, page F-2

10.

We note your response to prior comment number 10, which indicates the shareholder requested the debt to be reclassified to capital. Therefore, it appears the shareholder forgave the debt and you recorded the extinguishment as a capital transaction pursuant to APB Opinion 20, footnote 1 since you are related parties. Therefore your related party disclosure should disclose this transaction pursuant to SFAS 57, paragraph 2. Revise accordingly.

ANSWER: The disclosure for the related party transaction has been revised in accordance with SFAS 57, paragraph 2.

11.

Your response to prior comment number 12 indicates you have recorded the write-off of related party receivables as a shareholder distribution. Revise your related party disclosure to disclose this transaction pursuant to SFAS 57, paragraph 2.

ANSWER: The disclosure for the related party transaction has been revised in accordance with SFAS 57, paragraph 2.

Notes to the Financial Statements Revenue Recognition, page F-6

12.

We note your response to prior comment number 13 only addressed the indicators we specifically addressed in our comment and not a full analysis of all the indicators listed in EITF 99-19 as requested in our comment. Therefore, we reissue this portion of our comment. In addition, have read your additional analysis of EITF 99-19 supporting your conclusion gross reporting is appropriate for revenue derived from the sale of chairs. Please address the following with respect to this analysis:

•

Your response indicates you the primary obligator as you are responsible for delivering the product to the customer. However, paragraph 7 of EITF 00-19 states, “[r]esponsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.” Therefore, further clarify why you believe that you are the primary obligator in these arrangements. If you conclude you are not the primary obligator, this would be a strong indictor of net reporting.

ANSWER: The Company looked at the indicators of gross reporting under EITF 99-19:

Paragraph 7:

The Company is the primary obligor in the arrangement: Parapraph 7 states: “.If a Company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customer, that fact is a strong indicator that a Company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer”

The Company is directly responsible for fulfillment as the customer only deals with the Company and not the supplier. The acceptability of the products purchased by customer is the responsibility of the Company. The Company has responsibility for fulfillment because the Company accepts the order from the customer, and customer places order with Company, not the supplier. It also accepts the gross amount of the sale from the customer. The Company, not the supplier, is responsible for the acceptability of the product ordered.

Paragraph 7 of EITF 99-19 further states “Representations (written or otherwise) made by a Company during marketing and the terms of the sales contract generally will provide evidence as to whether the Company or the supplier is responsible for fulfilling the ordered product or service.”

The customer buys the products based on written and verbal representations made by the Company, not the supplier. The terms of the sales contract are determined by the Company, and not the supplier, the price of the product is determined by the Company and not the supplier.

Based on the above factors, the Company feels they are the primary obligor in the transaction.

•

Your response indicates you have general inventory risk. However, paragraph 8 of EITF 00-19 states, “[g]eneral inventory risk exists if a company takes title to a product before that product is ordered by a customer...” However, you only appear to have inventory risk during shipment which occurs after the customer has ordered the product. Therefore, it does not appear you have general inventory risk which is a strong indictor of net reporting.

ANSWER: The Company has reviewed Paragraph 8 of EITF 99-19 and feels that it does have inventory risk. As stated prior, the Company has in the past carried inventory therefore has had general inventory risk. The Company chooses to take title of the product upon ordering as to try to minimize inventory risk. The customer does not have a right of return therefore the risk due to taking title of the product if returned does not exist. However, in the case that the product is defective, damaged in shipping or not in accordance with the specifications and description presented by the Company, the customer is entitled to return the product to the Company.

Paragraph 8 of EITF 99-19 goes on to state “A similar and equally strong indictor of gross reporting exists if a customer arrangement involves services and the Company is obligated to compensate the individual service provider(s) for work performed regardless of whether the customer accepts that work.”

The Company provides maintenance service for the product once it is delivered to customer. It is also responsible for the set up and maintenance of the product. The Company also carries parts for the set up and service of the product.

•

Your response indicates you only have one supplier, i.e. Welltec. If this is correct, it would not appear you have discretion in supplier selection and would be an indicator of net reporting pursuant to paragraph 11 of EITF 9919.

ANSWER: The Company has access to multiple suppliers for similar products and is not restricted by the Welltec Agreement that the Company can only use Welltec products. The Company does review other supplier’s product lines from time to time to determine if there is a better product that the Company can use. Therefore the Company believes it is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

Paragraph 9: the Company has latitude in establishing price: this indicator of gross reporting is met, as the Company solely decides the price it will charge to a customer.

Paragraph 10: the Company chages the product or performs part of the service: the Company installs, performs service and replaces parts if need be.

Paragraph 12: the Company places the order based on the requirements of the customer, thereforthe Company determines what features, characteristics, and type and nature of the product it wishes to procure.

Paragraph 14: the Company has credit risk: the Company accepts the payment from the customer, orders the products, and must pay the amount to he supplier independent of any further collections regarding sale price.

Income Taxes, page F-9

13.

We note your income tax disclosure in response to prior comment number 18. Revise to provide disclosure as of and for the year-ended December 31, 2004. Income tax disclosure is required for each year your statement of operations is presented pursuant to paragraph 45 of SFAS 109. In addition, clarify why your federal income tax rate is only 15%.

ANSWER: The footnotes to the registration statement has been revised to provide disclosure of and for the year ended December 31, 2004. The reason the Company’s federal income tax rate is only 15% is because the internal revenue service has statutorily set a rate of 15% for the first $50,000 that corporation has in taxable income for the year.

Note 12. Restatement and Reclassification of Financial Statements, page F-10

14.

We note your revised disclosure in response to prior comment numbers 9, 11 and 14. We further note you have disclosed the changes to correct several errors in your previously reported financial statements are reclassifications as opposed to restatements. However, as these corrections appear to be in the scope of paragraph 13 of APB Opinion 20 and therefore should be disclosed as restatements pursuant to paragraphs 36 to 38 of APB Opinion 20 if the errors are material to your financial statements. We note your disclosure indicating these errors are not material to net income; however, the errors appear to be material to other financial statement captions and hence, material to your financial statements as a whole. In this light, revise to disclose the correction of these errors arc restatements of previously issued financial statements. If you believe these errors are not material to your financial statements, provide your full SAB 99 analysis of each error to support your position.

ANSWER: The footnotes to the registration statement have been revised appropriately to not use the term “reclassification” and only use the term “restatement”

Consolidated Financial Statements as of and for the Three Months Ended March 31, 2006 and March 31, 2005

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Compensation in the Form of Stock, page F-6

15.

Your disclosure indicates you account for stock based compensation in accordance with APB Opinion 25 for in the first quarter of fiscal year 2006. However, you are required to adopt SFAS 123R as of the beginning of the first annual reporting period that begins after December 15, 2005. See the effective dates and transition requirements section of SFAS 123R. Revise to adopt SFAS 123R in the first quarter of fiscal year 2006 and provide all disclosures required by paragraphs 64-65 and 84 of SFAS 123R and Section H of SAB 107.

ANSWER: The registration statement has been revised to reflect SFAS 123R for the year 2006.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN